

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 10, 2016

Via E-mail
Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

> **Re:** **MicroVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 8, 2016**
> **File No. 1-34170**

Dear Mr. Holt:

We have reviewed your August 5, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.   The acknowledgement at the end of your letter states that you acknowledge the staff's position rather than providing your acknowledgment. Please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery